Exhibit 99.7

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2017 and

December 31, 2016

Crystal Financial LLC

(A Delaware Limited Liability Company)

Index

Years Ended December 31, 2017 and December 31, 2016

Independent Auditor’s Report

RSM US LLP

To the Board of Directors and Member of

Crystal Financial LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Crystal Financial LLC and its subsidiary (the “Company”) which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in redeemable ownership units and member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements, (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Boston, Massachusetts

February 13, 2018

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Crystal Financial LLC

Consolidated Balance Sheets

December 31, 2017 and December 31, 2016

	2017	2016
Assets:
Cash and cash equivalents	$109,133,330	$46,404,011
Restricted cash	3,014,347	6,123,931
Loan interest and fees receivable	1,801,045	2,825,689

Loans	300,594,941	368,410,505
Less: Unearned fee income	(4,775,168)	(6,898,566)
Allowance for loan losses	(5,664,442)	(7,272,856)

Total loans, net	290,155,331	354,239,083
Fixed assets, net	70,138	132,780
Tradename	3,700,000	14,520,000
Goodwill	5,156,542	5,156,542
Investment in Crystal Financial SBIC LP	31,308,731	25,980,843
Loan to Crystal Financial SBIC LP	1,025,000	620,000
Other assets	3,100,558	3,729,228

Total assets	$448,465,022	$459,732,107

Liabilities:
Revolving credit facility	$176,454,049	$175,421,650
Accrued expenses	11,061,381	10,329,469
Distributions payable	7,900,000	7,900,000
Other liabilities	1,444,227	2,374,839
Collateral held for borrower obligations	1,144,186	2,035,925

Total liabilities	198,003,843	198,061,883

Commitments and Contingencies (Note 6)
Member’s equity:
Class A units	279,191,400	279,191,400
Accumulated deficit	(28,730,221)	(17,521,176)

Total member’s equity	250,461,179	261,670,224

Total liabilities, redeemable ownership units and member’s equity	$448,465,022	$459,732,107

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Operations

Years Ended December 31, 2017 and December 31, 2016

	2017	2016
Net interest income:
Interest income	$50,886,443	$65,172,678
Interest expense	9,348,138	11,126,106

Net interest income	41,538,305	54,046,572
Provision (credit) for loan losses	(1,712,817)	6,990,235

Net interest income after provision for loan losses	43,251,122	47,056,337

Operating expenses:
Compensation and benefits	11,040,654	14,422,013
Occupancy and equipment	872,372	863,676
General and administrative expenses	2,042,947	1,978,322

Total operating expenses	13,955,973	17,264,011

Other income (expense):
Interest in earnings of equity method investee	1,859,739	4,269,660
Tradename impairment	(10,820,000)	—

Total other income (expense), net	(8,960,261)	4,269,660

Realized loss from foreign currency transactions, net	(2,789,448)	(38,090)
Realized loss from hedging, net	(534,582)	(252,622)
Unrealized gain from foreign currency translations, net	3,740,410	533,530
Unrealized loss from hedging, net	(360,313)	(206,163)

Net income	$20,390,955	$34,098,641

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Changes in Redeemable Ownership Units and Member’s Equity

Years Ended December 31, 2017 and December 31, 2016

	Redeemable Ownership Units	Member’s Equity			Total Redeemable Ownership Units and Member’s Equity
		Class A Units	Accumulated Deficit	Total Member’s Equity
Balance, December 31, 2015	$5,270,115	$273,885,845	$(20,097,647)	$253,788,198	$259,058,313
Distributions	—	—	(31,950,438)	(31,950,438)	(31,950,438)
Net income	—	—	34,098,641	34,098,641	34,098,641
Issuance of redeemable ownership units	463,708	—	—	—	463,708
Redemption of redeemable ownership units	(5,736,973)	5,305,555	431,418	5,736,973	—
Adjustment of redeemable ownership units to redemption value	3,150	—	(3,150)	(3,150)	—

Balance, December 31, 2016	—	279,191,400	(17,521,176)	261,670,224	261,670,224
Distributions	—	—	(31,600,000)	(31,600,000)	(31,600,000)
Net income	—	—	20,390,955	20,390,955	20,390,955

Balance, December 31, 2017	$—	$279,191,400	$(28,730,221)	$250,461,179	$250,461,179

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and December 31, 2016

	2017	2016
Cash flows from operating activities:
Net income	$20,390,955	$34,098,641
Adjustments to reconcile net income to net cash provided by operating activities:
Provision (credit) for loan losses	(1,712,817)	6,990,235
Accretion of original issue discount	(92,084)	(36,400)
Amortization of deferred financing costs	611,883	606,043
Tradename impairment	10,820,000	—
Depreciation and amortization	104,489	169,105
Paid-in-kind interest and fee income	(339,053)	(750,521)
Interest in earnings of equity method investee	(1,859,739)	(4,269,660)
Unrealized gain on foreign currency transactions	(3,740,410)	(533,530)
Realized loss on foreign currency transactions	2,789,448	38,091
Unrealized loss on hedging transactions	360,313	206,163
Realized loss on hedging transactions	534,582	252,622
Proceeds received at termination of hedge contracts	471,574	—
Payments made at settlement of hedge contracts	(1,006,156)	(252,622)
Net change in loan interest and fees receivable	985,328	4,593,293
Net change in other assets	1,229,786	873,624
Net change in unearned fees	(2,134,188)	(1,625,063)
Net change in accrued expenses	731,912	4,003,734
Net change in other liabilities	(1,628,420)	522,991

Net cash provided by operating activities	26,517,403	44,886,746

Cash flows from investing activities:
Purchases of fixed assets	(26,131)	(109,007)
Investment in term loans	(178,482,853)	(153,245,679)
Repayment of term loans	255,427,731	233,756,501
Lending on revolving lines of credit, net	(5,996,458)	(7,688,646)
Net change in restricted cash	4,431,921	5,390,831
Repayment of (lending on) loan to Crystal Financial SBIC LP, net	(405,000)	10,584,000
Investment in Crystal Financial SBIC LP	(7,447,344)	(3,798,493)
Distributions received from Crystal Financial SBIC LP	3,979,195	3,861,325
Net change in collateral held for borrower obligations	(891,739)	(7,910,297)

Net cash provided by investing activities	70,589,322	80,840,535

Cash flows from financing activities:
Net paydowns from borrowings on revolving credit facility	(2,764,265)	(56,861,199)
Distributions to members	(31,600,000)	(32,090,149)
Issuance of redeemable ownership units	—	463,708
Payment of debt issue costs	(7,527)	(51,134)
Payment of capital lease obligations	(5,614)	(5,426)

Net cash used in financing activities	(34,377,406)	(88,544,200)

Net change in cash and cash equivalents	62,729,319	37,183,081
Cash and cash equivalents at beginning of year	46,404,011	9,220,930

Cash and cash equivalents at end of year	$109,133,330	$46,404,011

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,651,493	$10,579,021

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

1.	Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010.

Prior to 2016, the Company was owned by both Solar Capital Ltd. (“Solar”) and Crystal Management LP. During 2016, Solar purchased Crystal Management LP’s 1.7% outstanding ownership interest (see Note 5). At December 31, 2017 and December 31, 2016, Solar owns 100% of the outstanding ownership units of the Company.

The Company is based in Boston, Massachusetts with an office and employees in Atlanta, Georgia.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Crystal Financial and its wholly-owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for loan losses, the valuation of intangible assets as determined during impairment testing and the fair value of the Company’s derivative instrument, which was renewed and subsequently terminated during the year ended December 31, 2017. Actual results could differ materially from those estimates.

Reclassification

Certain prior period amounts may have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2017 or December 31, 2016. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

Restricted Cash

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit.

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for loan losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Generally, interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are non-accruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Interest on loans classified as nonaccrual is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are generally returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured. At December 31, 2017 and December 31, 2016, there are no interest or principal payments considered to be past due.

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio at year end. Internal credit ratings assigned to the loans are periodically evaluated and adjusted to reflect the current credit risk of the loan. In accordance with applicable guidance, for loans not deemed to be impaired, management assigns a general loan allowance based on the borrower’s overall risk rating. All loans in the Company’s portfolio are individually evaluated when determining the overall risk rating. The risk ratings are derived upon consideration of a number of factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Upon consideration of each of the aforementioned factors, among others, the Company assigns each loan a borrower risk rating and a facility risk rating, which are then collectively used in developing the overall risk rating. The overall risk rating corresponds with an applicable reserve percentage which is applied to the face value of the loan in order to determine the Company’s allowance for loan losses. In establishing the applicable reserve percentages, the Company considers various factors including historical industry loss experience, the credit profile of the Company’s borrowers as well as economic trends and conditions.

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

At December 31, 2017, management deemed two loans, with aggregate principal balances outstanding of $4,997,842, to be impaired. Reserves totaling $404,230 have been applied against the two loans deemed to be impaired at December 31, 2017, of which $6,966 relates to the unfunded commitment on one of the impaired loans. Both borrowers continue to pay contractual interest payments when due. Accordingly, $193,519 of interest payments received during the year have been applied against the outstanding loan balances.

During 2016, management considered two loans in the portfolio to be impaired. The amount of each loan deemed to be uncollectible was charged off against the allowance during 2016. The aggregate loan balances written off, net of unamortized fees, totaled $23,028,932. As both of the loans that were deemed to be impaired during 2016 were written off during the year, management did not consider any loans in the portfolio to be impaired at December 31, 2016.

During the period in which the loans were considered to be impaired, the Company’s average recorded investment in the impaired loans totaled and $5,093,983 and $28,831,624 during the year ended December 31, 2017 and December 31, 2016, respectively.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, a specific reserve analysis is required. Two loans, totaling $4,997,842, are classified as Criticized at December 31, 2017. No loans were classified as Criticized at December 31, 2016.

The Company also maintains an allowance on unfunded revolver and delayed draw term loan commitments. At December 31, 2017 and December 31, 2016, an allowance of $139,949 and $244,352, respectively, was recorded relating to these commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for loan losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unfunded revolver and delayed draw term loan commitments is consistent with the methodology used for determining the allowance for loan losses, with the exception that only 40% of the applicable reserve percentage is applied against the unfunded commitments.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

The summary of changes in the allowance for loan losses relating to funded commitments for the years ended December 31, 2017 and December 31, 2016 is as follows:

	Year Ended December 31, 2017
	Revolvers	Term Loans	Total
Balance, beginning of period	$29,599	$7,243,257	$7,272,856
Provision (credit) for loan losses-general	121,013	(2,126,691)	(2,005,678)
Provision for loan losses-specific	41,576	355,688	397,264
Charge-offs, net of recoveries	—	—	—

Balance, end of period	$192,188	$5,472,254	$5,664,442

Balance, end of period-general	$150,612	$5,116,566	$5,267,178

Balance, end of period-specific	$41,576	$355,688	$397,264

Loans
Loans collectively evaluated with general allowance	$6,092,215	$289,504,884	$295,597,099
Loans individually evaluated with specific allowance	831,525	4,166,317	4,997,842

Total loans	$6,923,740	$293,671,201	$300,594,941

	Year Ended December 31, 2016
	Revolvers	Term Loans	Total
Balance, beginning of period	$511,648	$22,659,160	$23,170,808
Provision (credit) for loan losses-general	(340,058)	(1,095,783)	(1,435,841)
Provision for loan losses-specific	3,275,115	5,291,706	8,566,821
Charge-offs, net of recoveries	(3,417,106)	(19,611,826)	(23,028,932)

Balance, end of period	$29,599	$7,243,257	$7,272,856

Balance, end of period-general	$29,599	$7,243,257	$7,272,856

Balance, end of period-specific	$—	$—	$—

Loans
Loans collectively evaluated with general allowance	$845,696	$367,564,809	$368,410,505
Loans individually evaluated with specific allowance	—	—	—

Total loans	$845,696	$367,564,809	$368,410,505

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (see Note 3). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net deferred financing fees totaled $1,509,299 and $2,113,802 at December 31, 2017 and December 31, 2016 and are included as a component of other assets on the accompanying consolidated balance sheets.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

Tradename Intangible Asset

The Company was purchased by Solar and various employees of the Company on December 28, 2012 (the “Acquisition Date”). On the Acquisition Date, identified intangible assets included $14,520,000 related to the Crystal Financial tradename. The tradename has an indefinite life and therefore is not amortized. The Company reviews its intangible assets for impairment on an annual basis, at the end of the third quarter, or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. When considering whether or not the tradename is impaired, the Company utilizes both qualitative and quantitative factors. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the intangible asset is impaired. If the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment is performed, in which the Company is required to perform a recoverability test. An intangible asset is considered impaired if the carrying value of the asset exceeds the estimated fair value of the asset.

To estimate fair value, management primarily utilizes the relief from royalty method, which is an income approach. The income approach states that the value of an intangible asset is the present value of the future economic benefits that are generated by its ownership. Based on factors such as the projected revenue stream associated with the tradename, the estimated royalty rate, estimated long term growth rates, and discount rates, the fair value of the tradename is estimated to be $3,700,000 at December 31, 2017. Accordingly, an impairment charge totaling $10,820,000 was recorded during 2017. The Company did not record an impairment charge during the year ended December 31, 2016.

Goodwill

In connection with the acquisition, the Company recorded goodwill equal to the excess of the purchase price over the fair value of assets acquired and liabilities assumed. Goodwill recognized on the Acquisition Date totaled $5,156,542. The Company assesses the realizability of goodwill annually at the end of the third quarter, or more frequently if events or circumstances indicate that impairment may exist.

The Company adopted ASU 2017-04, Intangibles- Goodwill and Other (Topic 350) (“ASU 2017-04”), during the year ended December 31, 2017. ASU 2017-04 eliminates the requirement of a Company to perform a two-step impairment test when determining the amount, if any, of goodwill impairment. In accordance with ASU 2017-04, the Company performed step one of the goodwill impairment test, which indicated that the fair value of the reporting entity was in excess of its carrying value.

As part of the step one testing for goodwill impairment, the fair value of the reporting unit is estimated by applying weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company.

In accordance with the updated guidance, the Company continues to have the option to perform a qualitative goodwill impairment assessment before determining whether to proceed to step one of the impairment test. Further, the requirement for a reporting unit with a zero or negative carrying amount to perform a qualitative assessment is eliminated.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

For the years ended December 31, 2017 and December 31, 2016, a quantitative assessment was performed. In both years, the step one testing for goodwill impairment indicated that the fair value of the reporting unit exceeded its carrying value. As such, no impairment was recorded.

Interest Income

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company’s policy, accrued interest is evaluated periodically for collectability. The Company stops accruing interest on loans when it is determined that all amounts contractually owed to the Company are unlikely to be collected. The Company stopped accruing interest on two loans in the portfolio at December 31, 2017. Interest was accruing on all loans in the Company’s portfolio at December 31, 2016. All other accrued interest recognized is deemed to be collectible at December 31, 2017 and December 31, 2016.

Fee Income Recognition

Certain loans in the Company’s portfolio have been issued at a discount. This discount is accreted into income and added to the value of the loan over its contractual life using the effective interest method. Income related to the accretion of this discount totals $92,084 and $36,400 during 2017 and 2016.

Nonrefundable loan fees and costs associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded in interest income when received. Unamortized fees totaling $4,775,168 and $6,898,566 are recorded as a component of unearned fee income on the accompanying consolidated balance sheets at December 31, 2017 and December 31, 2016, respectively.

Property and Equipment

Property and equipment includes furniture and fixtures, computer equipment and software, which are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

The cost basis of the Company’s property and equipment as well as the accumulated depreciation at December 31, 2017 and December 31, 2016, is as follows:

	December 31,
	2017	2016
Capital leases	$21,989	$21,989
Furniture and fixtures	26,954	26,954
Computer equipment	156,900	160,315
Computer software	42,499	44,682
Leasehold improvements	145,080	145,080

	$393,422	$399,020
Less: Accumulated depreciation	(323,284)	(266,240)

	$70,138	$132,780

Depreciation expense of $88,772 and $146,905 was recognized during the years ended December 31, 2017 and December 31, 2016, and is included as a component of occupancy and equipment expenses on the accompanying consolidated statements of operations.

Redeemable Ownership Units

Until July 28, 2016, certain of the outstanding ownership units of the Company owned by Crystal Management LP contained put options, which were not legally detachable or separately exercisable. As the exercise of these options was not entirely within the control of the Company, the units were recorded as redeemable ownership units within temporary equity, in the accompanying consolidated financial statements.

These units were recorded at the greater of their carrying value or their redemption value, which was determined as the fair value of the units, as defined in the Crystal Financial Operating Agreement, as of the balance sheet dates. Changes in the redemption value of these units was recorded as a component of redeemable ownership units, with the offset recorded to retained earnings, in the accompanying consolidated financial statements.

All of the redeemable ownership units were purchased by Solar effective July 28, 2016 as part of the Contribution and Acquisition Agreement (see Note 5).

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2017, the Company had one loan in its portfolio denominated in a foreign currency. At December 31, 2016, the Company had three loans denominated in foreign currencies in its portfolio. The Company also has the ability to borrow foreign currency denominated funds under its revolving line of credit (see Note 3). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized gains on foreign currency translations totaling $3,740,410 and $533,530 and realized losses of $2,789,448 and $38,090 during the years ended December 31, 2017 and December 31, 2016, respectively.

Derivative Instruments and Hedging Activities

The Company records the fair value of its derivative instruments in the accompanying consolidated balance sheets at their fair values (see Note 8). The Company’s policy is to not designate the hedge transactions that it

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

enters into as effective hedges. As such, changes in the fair value of the instruments are recorded as a component of earnings in the consolidated statements of operations.

The Company did not have any derivative instruments outstanding at December 31, 2017. At December 31, 2016, the Company was party to one derivative instrument, a forward contract, which was entered into to hedge the risk of foreign exchange fluctuations on one of the foreign currency denominated loans in its portfolio. The forward contract hedges the principal to be exchanged at maturity of the loan. The counterparty for the Company’s derivative instrument is Deutsche Bank AG.

The Company accounts for derivative transactions until the contract expires or is terminated. At expiration or termination, the gain or loss on the transaction is recorded as a component of realized gain or loss from hedging. During the year ended December 31, 2017, the outstanding derivative contract was terminated as the underlying loan receivable that it hedged was paid off prior to its maturity date. Net realized losses recorded on hedging transactions totaled $534,582 and $252,622 during 2017 and 2016.

There are no derivative instruments outstanding at December 31, 2017. The following table details the derivative instruments outstanding at December 31, 2016:

December 31, 2016:

Contract	Notional Amount	Contract Term	Balance Sheet Location	Fair Value	Unrealized Gain (Loss)
Assets:
Forward contract	CAD 22,500,000	September 28, 2016- September 28, 2017	Other assets	360,313	360,313

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $7,900,000 have been declared by the Company at both December 31, 2017 and December 31, 2016, but were not paid until subsequent to each respective year end.

Income Taxes

With Solar’s acquisition of all outstanding employee ownership units, the Company became a single member LLC treated as a disregarded entity for tax purposes effective July 28, 2016. The members of Crystal Financial are individually liable for the taxes, if any, on their share of Crystal Financial’s income and expenses.

The Company applies the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 740-10 (“ASC 740-10”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Accounting Standard Codification 740. ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will sustain upon examination, based solely on the technical merits of the tax position. As of December 31, 2017 and December 31, 2016, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10.

As a disregarded entity, the Company has no obligation to file a U.S. federal return for tax periods beginning after July 28, 2016. The Company does however continue to file certain state tax returns. As of December 31, 2017, the Company is subject to examination by the Internal Revenue Service and certain state tax authorities for tax years beginning after December 31, 2013 and through July 28, 2016. The return filed for the period ended December 31, 2013 is subject to examination by two state tax authorities. Beginning on July 28, 2016 the entity has no federal filing obligation and, as a result, has no federal returns subject to examination.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides a framework that replaces existing revenue recognition guidance and is effective for the Company for its fiscal year beginning after December 15, 2017. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides a five-step process to achieve this core principle. The majority of the Company’s revenue streams, including interest and fee income associated with the origination or purchase of loans, are outside the scope of the new guidance and will therefore not be impacted with the implementation of the new standard. Agency fees, which are annual fees earned by the Company in exchange for providing administrative and collateral monitoring services, and unused line fees are within the scope of ASU 2014-09. Currently, the Company recognizes income on agency fees ratably over the one-year period as administrative and monitoring services are performed, which is consistent with the updated guidance. The Company recognizes income on unused line fees ratably over the period that the unfunded commitment exists, which is also consistent with the updated guidance. Accordingly, the adoption of ASU 2014-09 will not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company for its fiscal year beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 amends existing guidance related to the accounting for leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than twelve months, regardless of their classification. Leases with a term of twelve months or less will be accounted for in a manner similar to existing guidance for operating leases today. ASU 2016-02 will be effective for the Company for its fiscal year beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326). ASU 2016-13 sets forth a current expected credit loss (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. ASU 2016-13 will be effective for the Company for its fiscal year beginning after December 31, 2019. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). ASU 2016-15 provides guidance on the classification of certain cash receipts and cash payments for presentation in the statement of cash flows. ASU 2016-15 will be effective for the Company for its fiscal year beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company for its fiscal year beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 provides a new framework for entities to determine whether a set of assets and activities (together referred to as “a set”) is a business. The amendments set forth in this ASU will assist entities when evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses or assets. The definition of a business directly impacts other areas of accounting, including disposals, goodwill, and consolidation. ASU 2017-01 is effective for the Company for its fiscal year beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

3.	Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) with Deutsche Bank AG (the “Lender”) in the form of a revolving credit facility. During 2013, 2016 and 2017, respectively, Citibank, N.A., Citizens Business Capital and Everbank Commercial Finance, Inc. (together with Deutsche Bank AG, the “Lenders”) were assigned a portion of the outstanding commitment and became named lenders in the Credit Agreement.

The commitment on the Company’s credit facility was increased from $300,000,000 to $350,000,000 during 2015. The facility commitment may be further increased to an amount up to $450,000,000, subject to lender approval and other customary conditions. The Company has the ability to borrow funds denominated in certain foreign currencies under the facility. The maximum amount available to be borrowed in foreign denominated currencies is the USD equivalent of $70,000,000. During 2017 and 2016, the Company incurred fees and expenses totaling $7,527 and $51,937 in connection with certain amendments to the credit facility.

At December 31, 2017, the amount available to be borrowed under the facility is the lesser of (a) $350,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the amended Credit Agreement. Borrowings on the facility bear interest at a rate of 3.15% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The applicable cost of funds varies depending on the currency in which the funds are borrowed. At December 31, 2017, the effective rates were between 3.67% and 4.63%. The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee. At December 31, 2017 and December 31, 2016, the USD equivalent of all borrowings outstanding under the facility totaled $176,454,049 and $175,421,650, respectively. The remaining capacity under the facility at December 31, 2017, subject to borrowing base constraints, totals $173,545,951. The facility terminates on the earlier of June 17, 2020 or upon the occurrence of a Facility Termination Event, as defined in the amended Credit Agreement.

Commencing on March 15, 2019 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. At December 31, 2017 and December 31, 2016, the amount of cash and the face value of loans pledged as collateral were $52,541,818 and $291,157,396, and $36,037,854 and $366,938,410, respectively. The Company has made certain customary representations and warranties under the facility, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company was in compliance with all covenants at December 31, 2017 and December 31, 2016.

Operating and Capital Leases

The Company leases office space and equipment under various operating and capital lease agreements. Future minimum lease commitments under these leases are as follows:

	Operating Leases	Capital Leases
2018	$802,085	$6,000
2019	794,742	2,500
2020	467,323	—

	$2,064,150	8,500

Less: Amount representing interest		213

Present value of minimum capital lease payments Including current maturities of $ 5,808		$8,287

4.	Related Party Activity

Investment in Crystal Financial SBIC LP

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the Small Business Investment Company (“SBIC”) Act. Of the total amount committed, $21,883,314 and $29,330,658 remain unfunded at December 31, 2017 and December 31, 2016, respectively.

Certain of the managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management team and, until July 28, 2016 (see Note 5), held ownership interests in Crystal Financial LLC through their investments in Crystal Management LP. Crystal Financial and the General Partner have entered into a Services Agreement whereby Crystal Financial provides certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee that it owes to the General Partner. Crystal Financial has also entered into a Loan Agreement with the Fund in order to meet short term capital needs. The total commitment of the Loan Agreement totaled $30,000,000 and $20,000,000 at December 31, 2017 and December 31, 2016. At December 31, 2017 and December 31, 2016, $1,025,000 and $620,000 remains outstanding on the Loan Agreement, respectively. Amounts outstanding on the Loan Agreement accrue interest at Prime plus 0.50%, unless such amount is less than 4.0%, in which case interest accrues at Libor plus 4.00%, up to a maximum of 5.00%. At December 31, 2017, borrowings on the facility accrued interest at 5.00%. Crystal Financial earned interest income on this facility totaling $114,130 and $112,785 during 2017 and 2016, respectively. The Loan Agreement, which was renewed this year, expires on June 18, 2018 and may be extended or renewed at the sole discretion of the Company.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

The Company accounts for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements (see Note 7). Crystal Financial contributed $7,447,344 to the Fund during 2017 and $3,798,493 to the Fund during 2016. Crystal Financial received cash distributions from the Fund totaling $3,979,195 and $3,861,325 during 2017 and 2016, respectively. In accordance with the equity method of accounting, the Company was allocated net income from the Fund totaling $1,859,739 and $4,269,660 for the years ended December 31, 2017 and December 31, 2016. These amounts represent the Company’s allocation of the Fund’s net income in accordance with the Fund’s Limited Partnership Agreement. Crystal Financial’s investment in the Fund is recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheets and its share of earnings and losses are recorded as Interest in earnings of equity method investee on the consolidated statements of operations.

5.	Member’s Capital

Crystal Financial has issued limited liability company interests, referred to as units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. The original purchase price of each unit as of the Acquisition Date was $1,000 per unit.

With the payout of the 2013 long-term incentive plan (“LTIP”) bonus pool in March 2016 (see Note 6), Crystal Financial employees purchased an incremental 440 ownership units in the Company. The fair value of the units on the date of purchase totaled $463,708.

On July 28, 2016, Solar purchased Crystal Management LP’s outstanding ownership interest in the Company, which consisted of 5,303 units, for $5,736,973. With the closing of this transaction, Solar owns 100% of the outstanding equity interest in Crystal Financial. Crystal Capital Financial Holdings LLC was dissolved effective September 30, 2016. Crystal Management LP was dissolved effective December 19, 2016. At December 31, 2017 and December 31, 2016, the Company had 280,303 outstanding ownership units.

6.	Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unfunded revolver and delayed draw term loan commitments to certain borrowers.

Under the revolving credit and delayed draw term loans, aggregate unfunded commitments total $16,460,726 and $25,739,917 at December 31, 2017 and December 31, 2016. These agreements have fixed expiration dates. The revolving credit agreements typically require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

Effective January 1, 2013, certain employees of Crystal Financial, including members of management, entered into a LTIP agreement. In accordance with the terms of the LTIP agreement, a bonus pool is calculated each calendar year, beginning with the amount calculated in 2014 with respect to results for the year ended December 31, 2013, and is based upon the achievement of certain operating results during the year. The bonus pool calculated and earned for each calendar year will be paid out two years after the year in which the bonus pool is calculated and earned. Accordingly, amounts relating to the year ended December 31, 2014, which were calculated in 2015, were paid out in 2017. The calculated bonus pool is subject to a look-back calculation which could cause the amount that is ultimately paid out to be less than the amount originally calculated. Amounts

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

recorded pursuant to the LTIP Agreement during the years ended December 31, 2017 and December 31, 2016, are included as a component of accrued expenses on the accompanying consolidated balance sheets and as a component of compensation and benefits expense on the accompanying consolidated statements of operations.

7.	Variable Interest Entity

On January 1, 2016, the Company adopted ASU 2015-02, Consolidation- Amendments to the Consolidation Analysis (“ASU-2015-02”) which revised the existing consolidation guidance and required the Company to re-evaluate its investments for the existence of variable interest entities. Under the consolidation guidance, the Company must evaluate (a) whether it holds a variable interest in an entity, (b) whether the entity is a variable interest entity (“VIE”) and (c) whether the Company is the primary beneficiary of the VIE. Prior to the adoption of ASU 2015-02, it was determined that Crystal Financial SBIC LP was not a variable interest entity. This conclusion was based on the fact that (a) the partners, as a whole, have sufficient equity at risk to permit Crystal Financial SBIC LP to finance its activities and (b) the partners, as a whole, do not lack the power to direct the activities, the obligation to absorb expected losses, or the right to receive expected returns of Crystal Financial SBIC LP. Upon adoption of the new guidance, the granting of substantive kick-out rights became a key consideration in determining whether a limited partnership is a VIE and whether or not that entity should be consolidated. As the Limited Partnership Agreement does not permit a simple majority of the limited partners of Crystal Financial SBIC LP to exercise kick-out rights, these rights are deemed to not be substantive. Accordingly, Crystal Financial SBIC LP is deemed to be a VIE. In assessing whether or not Crystal Financial, together with its de facto agents, meet the criteria to consolidate the VIE, it was determined that substantially all of the VIE’s activities are not conducted on behalf of Crystal Financial. As such, the Company’s conclusion to not consolidate Crystal Financial SBIC LP did not change with the adoption of ASU 2015-02.

The following table sets forth the information with respect to the unconsolidated variable interest entity in which the Company holds a variable interest as of December 31, 2017 and December 31, 2016.

	December 31, 2017	December 31, 2016
Bridge loan with the VIE included on the Consolidated Balance Sheets	$1,025,000	$620,000
Equity interest included on the Consolidated Balance Sheets	31,308,731	25,980,843
Maximum risk of loss(1)	54,217,045	55,931,503

(1)	includes the equity investment the Company has made, or could be required to make, and amounts outstanding under the Loan Agreement with Crystal Financial SBIC LP.

8.	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There were no financial assets or liabilities measured at fair value on a recurring basis outstanding at December 31, 2017. The following tables present recorded amounts of financial assets measured at fair value on a recurring basis as of December 31, 2016. There were no financial liabilities measured at fair value on a recurring basis outstanding at December 31, 2016.

December 31, 2016:

	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value in Consolidated Balance Sheet
Assets:
Forward contract	$—	$—	$360,313	$360,313

Total assets recorded at fair value on a recurring basis	$—	$—	$360,313	$360,313

The fair values of the Company’s derivative contracts are obtained from a third party and are subject to review and oversight by management. They were determined using widely accepted valuation techniques including discounted cash flow analysis based on the contractual terms of the derivatives, such as the period to maturity of each instrument. They use observable and unobservable market based inputs, including interest rate curves and implied volatilities. In addition, the Company considered both its own and its counterparty’s risk of nonperformance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the Company and the counterparty were at risk for as of the valuation date. The credit risk of the Company and its counterparty was factored into the calculation of the estimated fair value of the derivative contracts.

The following tables present a summary of significant unobservable inputs and valuation techniques of the Company’s Level 3 fair value measurements at December 31, 2016.

December 31, 2016

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial assets:
Forward contracts	360,313	Valuation model	Market comparable cost of debt	6.25%-7.50%

	$360,313

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

The table below illustrates the change in balance sheet amounts during the years ended December 31, 2017 and December 31, 2016, for financial instruments measured on a recurring basis and classified by the Company as level 3 in the valuation hierarchy. When a determination is made to classify a financial instrument as level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components. Significant unobservable inputs used in the valuation of the Company’s derivative contracts include the Company’s credit valuation adjustment as well as various pricing assumptions.

Forward contracts
Fair value, December 31, 2015	$566,476
Total gains or losses included in earnings:
Net realized loss	(252,622)
Net change in unrealized loss	(206,163)
Net proceeds paid at settlement	252,622
Transfers into Level 3	—
Transfers out of Level 3	—

Fair value, December 31, 2016	360,313
Total gains or losses included in earnings:
Net realized loss	(534,582)
Net change in unrealized loss	(360,313)
Net proceeds received at termination	(471,574)
Net payments made at settlement	1,006,156
Transfers into Level 3	—
Transfers out of Level 3	—

Fair value, December 31, 2017	$—

There were no financial instruments classified as or transferred into or out of level 1 or 2 in the fair value hierarchy during the years ended December 31, 2017 or December 31, 2016.

The Company’s financial instruments that are not recorded at fair value on a recurring basis consist of cash, restricted cash, interest receivable, loans receivable, its investment in Crystal Financial SBIC LP, derivative instruments, collateral held for borrower obligations and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash, interest receivable, and collateral held for borrower obligations, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs, unamortized purchase discounts and the allowance for loan losses. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology, that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s revolving credit facility at December 31, 2017 and December 31, 2016, would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments. The following table presents the carrying amounts, estimated fair values, and placement in the fair value hierarchy of the Company’s long-term financial instruments, at December 31, 2017 and December 31, 2016.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and December 31, 2016

December 31, 2017

	Carrying Amount	Estimated Fair Value	Fair Value Measurements
			Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$300,594,941	$300,239,240	$—	$—	$300,239,240
Investment in Crystal Financial SBIC LP	31,308,731	$31,308,731	—	—	31,308,731
Financial liabilities:
Revolving credit facility	176,454,049	176,454,049	—	—	176,454,049

December 31, 2016

	Carrying Amount	Estimated Fair Value	Fair Value Measurements
			Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$368,410,505	$368,410,505	$—	$—	$368,410,505
Investment in Crystal Financial SBIC LP	25,980,843	25,980,843	—	—	25,980,843
Financial liabilities:
Revolving credit facility	175,421,650	175,421,650	—	—	175,421,650

9.	Subsequent Events

The Company has evaluated subsequent events through February 13, 2018, the date which the financial statements were available to be issued. Other than those described in the preceding notes, no material subsequent events have occurred through this date.